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                        PRO FORMA VALUATION UPDATE REPORT
                             MUTUAL HOLDING COMPANY
                                 STOCK OFFERING


                             Kearny Financial Corp.
                               Kearny, New Jersey


                                  Dated As Of:
                                November 26, 2004
--------------------------------------------------------------------------------








                                  Prepared By:

                                RP Financial, LC.
                             1700 North Moore Street
                                      Suite
                                      2210
                            Arlington, Virginia 22209

                                                               November 26, 2004


Board of Directors
Kearny MHC
Kearny Financial Corp.
Kearny Federal Savings Bank
614 Kearny Avenue
Kearny, New Jersey  07032

Members of the Board of Directors:

         We have completed and hereby provide an updated independent appraisal of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of stock issuance described below.

         This updated appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). Specifically, this updated appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof. Our original appraisal report, dated August 20, 2004 (the "original appraisal") and previous appraisal update report, dated October 22, 2004 (the "first update"), are incorporated herein by reference. As in the preparation of our original appraisal and first update, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

Description of Reorganization and Plan of Stock Issuance
--------------------------------------------------------

         In March 2001, Kearny Federal Savings Bank ("Kearny Federal" or the "Bank") reorganized into the two-tier mutual holding company structure. As part of the reorganization, Kearny Federal formed Kearny Financial Corp. ("Kearny Financial" or the "Company") and Kearny MHC (the "MHC"), a federally-chartered mid-tier stock holding company and mutual holding company, respectively. Kearny Federal became a federal stock savings bank, and a wholly-owned subsidiary of Kearny Financial, and Kearny Financial became the wholly-owned subsidiary of the MHC.

         On June 7, 2004, the Board of Directors of Kearny Financial adopted a plan of stock issuance. Pursuant to the plan of stock issuance, Kearny Financial will issue a majority of its common stock to the MHC and sell a minority of its common stock to the public. Concurrent with the completion of the public stock offering, the Company will retain up to 50% of the net stock proceeds. The MHC will own a controlling interest in the Company of at least 51%, and the Company will be the sole subsidiary of the MHC. The Company will own 100% of the Bank's outstanding stock. The Company's initial activities will include ownership of its subsidiary, Kearny Federal, investment of the net cash proceeds retained at the holding company

Board of Directors
November 26, 2004
Page 2


level and extending a loan to the employee stock ownership plan ("ESOP").

         It is anticipated that the public shares will be offered in a subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Employee Plans including the ESOP, Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering. The total shares offered for sale to the public will constitute a minority interest of the Company's stock (49% or less).

         This updated appraisal reflects the following noteworthy items: (1) a review of stock market conditions since the date of the first update.

         The estimated pro forma market value is defined as the price at which the Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

         Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations
-------------------------------------

         1.  Stock Market Conditions
             -----------------------

         Since the date of the first update, the broader stock market generally trended higher. Lower oil prices reversed a downward trend in the stock market at the close of October. The election outcome, a rise in consumer confidence and a strong jobs report for October extended the stock market rally into mid-November, as the Dow Jones Industrial Average ("DJIA") hit a seven month high. Concerns about the falling dollar and a sharp rise in October producer prices temporarily dampened the stock market rally in late-November, but then stocks recovered on lower oil prices and on some positive data on jobs, consumer sentiment and home sales. On November 26, 2004, the DJIA closed at 10522.23 or 7.8% higher since the date of the first update and the NASDAQ closed at 2101.97 or 9.8% higher since the date of the first update.

         Thrift issues also generally trended higher since the date of the first update. The rally in the boarder stock market and the Federal Reserve's indication that inflation risks were well contained fueled gains in the thrift sector during the first half of November. Trading

Board of Directors
November 26, 2004
Page 3


activity in thrift stocks was mixed during late-November, as the rally lost steam on some profit taking and higher than expected inflation data for October. On November 26, 2004, the SNL Index for all publicly-traded thrifts closed at 1,568.8, an increase of 7.0% since the date of the first update. The SNL MHC Index closed at 3,005.2 on November 26, 2004, an increase of 9.9% since the date of the first update.

         The updated pricing measures for all publicly-traded thrifts and the Peer Group did not match the performance of the SNL Index. The comparatively higher 6.2% increase reflected in the Peer Group's updated P/E multiple was the result of Westfield Financial's P/E multiple going from a not meaningful multiple in the first update to a P/E multiple of 34.40 times as of the date of this update. Overall, the more favorable performance exhibited by the SNL Index implies that the large-cap issues outperformed the small-cap issues since the date of the first update. In particular, the pricing measures shown for the Peer Group and all publicly-traded thrifts are based on absolute averages and, thus, the market performance of each of the companies comprising the pricing measure averages have an equal impact on the calculation of the averages. Comparatively, the SNL Index is a market capitalization weighted index, which results in the larger market capitalization issues having a more significant impact on the overall performance of the SNL Index. The Peer Group's updated fully-converted pricing measures continued to reflect higher P/E multiples and lower P/B ratios than indicated for the comparable averages for all publicly-traded thrifts. Since the date of the first update, seven out of the ten Peer Group companies were trading at higher prices as of November 26, 2004. A comparative pricing analysis of all publicly-traded thrifts and the Peer Group is shown in the following table, based on market prices as of October 22, 2004 and November 26, 2004. The Peer Group's pricing measures reflect implied pricing ratios on a fully-converted basis.

                         Average Pricing Characteristics

                                 At Oct. 22,        At Nov. 26,         %
                                   2004               2004            Change
                                 --------            -------          ------

Peer Group(1)
-------------
Price/Earnings (x)                  24.57x             26.10x           6.2%
Price/Core Earnings (x)             27.39              26.86           (1.9)
Price/Book (%)                     100.06%            100.77%           0.7
Price/Tangible Book(%)             105.65             106.07            0.4
Price/Assets (%)                    21.49              22.32            3.9

All Publicly-Traded Thrifts
---------------------------
Price/Earnings (x)                  18.04x             18.47x           2.4%
Price/Core Earnings (x)             19.92              19.81            0.6
Price/Book (%)                     161.66%            164.76%           1.9
Price/Tangible Book(%)             176.01             180.03            2.3
Price/Assets (%)                    17.36              17.74            2.2

(1)  Pricing ratios for the Peer Group are on a fully converted basis.

Board of Directors
November 26, 2004
Page 4


         As set forth in the original appraisal and first update, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

         As shown in Table 1, one second-step conversion and four mutual holding company offerings were completed during the past three months. The mutual holding company offerings are considered to be more relevant for purposes of our analysis. All four of the mutual holding company offerings were closed at the top of their superranges. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the recent MHC offerings equaled 87.7%. On average, the four recent MHC offerings reflected price appreciation of 12.0% after the first week of trading.

         There are no current pricing multiples of recent fully-converted companies that trade on NASDAQ or an Exchange, as Roebling Financial's stock is traded on the OTC Bulletin Board.


Summary of Adjustments
----------------------

         In the first update, we made the following adjustments to Kearny Financial's pro forma value based upon our comparative analysis to the Peer
Group:


                                                               PreviousValuation
         Key Valuation Parameters:                                 Adjustment
         -------------------------                                 ----------

         Financial Condition                                       Slight Upward
         Profitability, Growth and Viability of Earnings           Slight Upward
         Asset Growth                                              No Adjustment
         Primary Market Area                                       No Adjustment
         Dividends                                                 No Adjustment
         Liquidity of the Shares                                   Slight Upward
         Marketing of the Issue                                    Slight Upward
         Management                                                No Adjustment
         Effect of Government Regulations and Regulatory Reform    No Adjustment

Board of Directors
November 26, 2004
Page 5


         With the exception of marketing of the issue, there was no change in the valuation parameters since the date of the first update. Accordingly, those parameters were not discussed further in this update.

         The general market for thrift stocks was higher since the date of the first update, as indicated by the increases recorded in the SNL Index for all publicly-traded thrifts and the SNL MHC Index for all publicly-traded MHCs. Comparatively, there was very little change reflected in the updated pricing measures for the Peer Group and all publicly-traded thrifts since the date of the first update. There have been no MHC offerings completed since the date of the first update. The four MHC offerings completed during the past three months traded slightly above their IPO prices in initial trading activity. Accordingly, taking into account the market performance of all-publicly traded thrifts and the Peer Group since the date of the first update, as well as the market for recent thrift offerings, the adjustment for marketing of the issue did not change from the first update.

         Overall, taking into account the foregoing factors, we believe that the Company's estimated pro market value as set forth in the first update remains appropriate.


Basis of Valuation.  Fully-Converted Pricing Ratios
-------------------  ------------------------------

         Consistent with the original appraisal, to calculate the fully-converted pricing information for MHCs, the reported financial information for the Peer Group companies has been adjusted as follows: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second-step conversion; (2) the gross proceeds from such a sale are adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on an after-tax basis; and (4) the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the Peer Group companies are adjusted by the impact of the assumed second-step conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 2 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the public MHC institutions that form the Peer Group.


Valuation Approaches
--------------------

         In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Kearny Financial's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the offering proceeds.

Board of Directors
November 26, 2004
Page 6


         In computing the pro forma impact of the offering and the related pricing ratios, the valuation parameters utilized in the first update did not change in this update.

         Consistent with the original appraisal and first update, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the original appraisal and first update, this updated appraisal incorporates a "technical" analysis of recently completed thrift offerings, including principally the P/B approach which (as discussed in the original appraisal and first update) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

         The Company will adopt Statement of Position ("SOP" 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Company's shareholders. However, we have considered the impact of the Company's adoption of SOP 93-6 in the determination of pro forma market value.

         Based on the foregoing, we have concluded that Kearny Financial's pro forma market value as set forth in the first update remains appropriate. Therefore, as of November 26, 2004, the forma market value of Kearny Financial's full conversion offering equaled $550,000,000 at the midpoint, equal to 55,000,000 shares at $10.00 per share.

         1. P/E Approach. In applying the P/E approach, RP Financial's valuation
            ------------
conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds. The Company's reported earnings, incorporating the reinvestment of $595,000 of MHC assets at an after-tax reinvestment rate of 1.28%, equaled $14.466 million for the twelve months ended September 30, 2004. The Company's reported earnings were considered to be representative of its core earnings for the twelve month period ended September 30, 2004. (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

         Based on Kearny Financial's earnings for the twelve months ended September 30, 2004, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples (fully-converted basis) at the midpoint value of $550.0 million equaled 35.94 times. The Company's updated reported and core P/E multiples provided for premiums of 37.7% and 33.8% relative to the Peer Group's average reported and core P/E multiples of 26.10 times and 26.86 times, respectively (versus premiums of 46.3% and 31.2% relative to the Peer Group's average reported and core P/E multiples as indicated in the first update). The Company's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 3, and the pro forma calculations are detailed in Exhibits 3 and 4.

Board of Directors
November 26, 2004
Page 7


         On an MHC reported basis, the Company's reported and core P/E multiples at the midpoint value of $550.0 million equaled 38.82 times. The Company's updated reported and core P/E multiples provided for premiums of 52.7% and 51.0% relative to the Peer Group's average reported and core P/E multiples of 25.42 times and 25.71 times, respectively (versus premiums of 51.8% and 48.4% relative to the Peer Group's average reported and core P/E multiples as indicated in the first update). The Company's implied MHC pricing ratios relative to the MHC pricing ratios for the Peer Group are indicated in Table 4, and the pro forma calculations are detailed in Exhibits 5 and 6.

         2. P/B Approach. P/B ratios have generally served as a useful benchmark
            ------------
in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $550.0 million midpoint value, the Company's P/B and P/TB ratios (fully-converted basis) equaled 71.30% and 80.05%, respectively. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 100.77% and 106.07%, respectively, Kearny Financial's updated ratios were discounted by 29.2% on a P/B basis and 24.5% on a P/TB basis (versus discounts of 28.7% and 24.2% from the Peer Group's P/B and P/TB ratios as indicated in the first update). At the superrange value of $727.4 million, the Company's P/B and P/TB ratios equaled 80.31% and 88.55%, respectively. In comparison to the Peer Group's average P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the superrange reflected discounts of 20.3% and 16.5%, respectively.

         On an MHC reported basis, the Company's P/B and P/TB ratios at the $550.0 million midpoint value equaled 126.26% and 156.49%, respectively. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 236.31% and 261.57%, respectively, Kearny Financial's updated ratios were discounted by 46.5% on a P/B basis and 40.2% on a P/TB basis (versus discounts of 44.9% and 38.9% from the Peer Group's P/B and P/TB ratios as indicated in the first update). At the superrange value of $727.4 million, the Company's P/B and P/TB ratios on an MHC reported basis equaled 151.52% and 183.82%, respectively. In comparison to the Peer Group's average P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the superrange reflected discounts of 35.9% and 29.7%, respectively.

                  In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion and mutual holding company offerings. As indicated in the original appraisal and first update, the pricing characteristics of recent conversion and mutual holding company offerings are not the primary determinate of value. Consistent with the original appraisal and first update, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The four recently completed MHC offerings had an average pro forma price/tangible book ratio of 87.7% (fully-converted basis) and, on average, appreciated 12.0% during the first week of trading. In comparison, the Company's P/TB ratio of 80.1% at the midpoint value reflects an

Board of Directors
November 26, 2004
Page 8


implied discount of 8.7% relative to the average pro forma P/TB ratio of the recent MHC offerings. At the superrange, the Company's P/TB ratio of 88.6% reflects an implied premium of 1.0% relative to the average pro forma P/TB ratio of the recent MHC offerings. The current average fully-converted P/TB ratio of the four recent MHC offerings, which are all quoted on NASDAQ, equaled 97.0%, based on closing market prices as of November 26, 2004. In comparison to the current P/TB ratio of the publicly-traded MHC offerings, the Company's P/TB ratio at the midpoint value reflects an implied discount of 17.4% and at the top of the new superrange the discount narrows to 8.7%.

         3. P/A Approach.  P/A ratios are generally not as a reliable  indicator
            ------------
of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $550.0 million midpoint value, Kearny Financial's full conversion pro forma P/A ratio equaled 23.12%. In comparison to the Peer Group's average P/A ratio (fully-converted basis) of 22.32%, Kearny Financial's P/A ratio indicated a premium of 3.6% (versus a premium of 7.6% at the midpoint valuation in the first update).

         On an MHC reported basis, Kearny Financial's pro forma P/A ratio at the $550.0 million midpoint value equaled 26.91%. In comparison to the Peer Group's average P/A ratio of 26.97%, Kearny Financial's P/A ratio indicated a discount of 0.2% (versus a premium of 5.4% at the midpoint valuation in the first update).


Valuation Conclusion
--------------------

         Our analysis indicates that the Company's estimated pro forma market value did not change from the midpoint value as set forth in the first update. Accordingly, it is our opinion that, as of November 26, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $550,000,000 at the midpoint, equal to 55,000,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $467.5 million and a maximum value of $632.5 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 46,750,000 at the minimum and 63,250,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $727.4 million without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 72,737,500. The Board of Directors has established a public offering range such that the public ownership of the Company will constitute a 30.0% ownership interest. Accordingly, the offering to the public of the minority stock will equal $140.3 million at the minimum, $165.0 million at the midpoint, $189.8 million at the maximum and $218.2 million at the supermaximum of the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 3 and are detailed in Exhibit 3 and Exhibit 4; the pro forma valuation

Board of Directors
November 26, 2004
Page 9

calculations relative to the Peer Group based on reported financials are shown in Table 4 and are detailed in Exhibits 5 and 6.


                                          Respectfully submitted,

                                          RP FINANCIAL, LC.



                                          /s/Ronald S. Riggins
                                          -------------------------------
                                          Ronald S. Riggins
                                          President and Managing Director



                                          /s/Gregory E. Dunn
                                          -------------------------------
                                          Gregory E. Dunn
                                          Senior Vice President